UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CANYON COPPER CORP.
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
(Title of Class of Securities)

138763 10 7
(CUSIP Number)

MARK A. REYNOLDS
1066 West Hastings Street, Suite 680
Vancouver, BC V6E 3X1
(604) 687-6608
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -
1(f) or 240.13d -1(g), check the following box [ ].

CUSIP No. 138763 10 7

1.	Names of Reporting Person: MARK A. REYNOLDS

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: AUSTRALIAN CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 11,199,998 SHARES

8.	Shared Voting Power: NOT APPLICABLE

9.	Sole Dispositive Power: 11,199,998 SHARES

10.	Shared Dispositive Power: NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,199,998 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 16.7%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 138763 10 7

ITEM 1.                SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.00001 per share (the “Shares”), of Canyon Copper Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 1199 West Pender Street, Suite 408, Vancouver, BC, Canada V6E 2R1.

ITEM 2.                IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

MARK A. REYNOLDS (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 1066 West Hastings Street, Suite 680, Vancouver, BC, Canada V6E 3X1.

C.	Present Principal Occupation and Employment:

On October 2, 2006, the Reporting Person was appointed a member of the Board of Directors of the Company. The principal executive offices of the Company are located at 1199 West Pender Street, Suite 408, Vancouver, BC, Canada V6E 2R1.

Mark A. Reynolds is a principal of Mineral Development Advisory Group Inc. whose principal executive office is located at 1066 West Hastings Street, Suite 680, Vancouver, BC, Canada V6E 3X1.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of Australia.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired 9,999,998 shares of common stock of the Company from Brent Jardine, the former president of the Company, on October 3, 2006, for an aggregate purchase price of $999.99. The purchase of the shares of common stock by Mr. Reynolds from Mr. Jardine was consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. Reynolds.

CUSIP No. 138763 10 7

ITEM 4.                PURPOSE OF TRANSACTION

On October 3, 2006, Mark A. Reynolds, as transferee, and Brent Jardine, as transferor, entered into a share transfer agreement (the “Share Transfer Agreement”) pursuant to which Mr. Reynolds has acquired 9,999,998 shares (the “Shares”) of the Company’s common stock (representing approximately 15.2% of the 65,720,596 shares of the Company’s common stock issued and outstanding) for an aggregate purchase price of $999.99. The transfer of the Shares by Mr. Reynolds from Mr. Jardine was consummated in a private transaction.

The purpose or purposes of the acquisition of the Shares by Mr. Reynolds was for investment purposes. Mr. Reynolds is a director of the Company. Depending on market conditions and other factors, Mr. Reynolds may acquire additional shares of the Company’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Reynolds also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Reynolds does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

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ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of October 3, 2006, Mr. Reynolds beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	11,199,998(1)	16.7%(2)
---------------------------------	----------------	--------------------------------------------------

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

(1)	Consists of 9,999,998 shares held directly by the Reporting Person and options to acquire an additional 1,200,000 shares of our common stock exercisable within 60 days of the date hereof.

(2)

Applicable percentage of ownership is based on 65,720,596 common shares outstanding as of October 3, 2006, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Reynolds has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Mr. Reynolds has effected the following transactions in the Company’s securities during the 60 days prior to the date of this Statement:

Date of Transaction	Number of Shares	Price Per Share	Where and How Transaction was Effected
September 26, 2006	2,000,000	$0.001	Private Sale

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(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                               RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement dated October 3, 2006 between Brent Jardine and Mark A. Reynolds.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2006
Date

/s/ Mark A. Reynolds
Signature

MARK A. REYNOLDS
Name/Title

\4455\09-SEC InsiderRpts\Reynolds, Mark\Schedule 13D.2006-10-03_MR_v1.doc

SHARE TRANSFER AGREEMENT

This Agreement dated effective as of the 3rd day of October, 2006.

BETWEEN:

BRENT JARDINE of 1450 - 409 Granville Street
Vancouver, BC, Canada V6C 1T2

(the “Transferor”)

OF THE FIRST PART

AND:

MARK A. REYNOLDS of 2091 Banbury Road
North Vancouver, BC, Canada V7G 1W6

(the “Transferee”)

OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT for good and valuable consideration paid by the Transferee to the Transferor, the receipt and sufficiency of which is acknowledged, and in reliance of the representations and warranties of the Transferee, the Transferor hereby sells, assigns and transfers to the Transferee 9,999,998 shares (the “Shares”), as constituted on the date hereof, of CANYON COPPER CORP. (formerly Aberdene Mines Limited) (the “Company”) free and clear of all liens, charges and encumbrances. The Transferee acknowledges that the Transferor is an affiliate of the Company and accordingly the Shares are restricted securities, as contemplated under the United States Securities Act of 1933 and that all certificates representing the shares will be endorsed with the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN OFFERED AND SOLD ONLY TO ACCREDITED INVESTORS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE ACT OR ARE EXEMPT FROM SUCH REGISTRATION”.

The Transferee represents and warrants to the Transferor that:

(1)

The Transferee is acquiring the Shares for his own account for investment purposes, with no present intention of dividing his interest with others or reselling or otherwise disposing of any or all of the Shares;

(2)

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance;

(3)	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares;

(4)	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of the Shares;

(5)	The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares;

(6)

The Transferee is a director of the Company and as such has had access to all information relating to the Company and its business operations which would be necessary to make an informed decision to purchase the Shares.

This agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Brent Jardine
Brent Jardine

/s/ Mark A. Reynolds
Mark A. Reynolds